

Mail Stop 4628

May 5, 2017

Sean Folkson
President and Chief Executive Officer
NightFood Holdings, Inc.
520 White Plains Road, Suite 500
Tarrytown, NY 10591

      Re: **NightFood Holdings, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed April 24, 2017
              File No. 333-216709

Dear Mr. Folkson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Upon executing the Equity Purchase Agreement with Black Forest Capital, LLC ("Black Forest Capital") that you filed as Exhibit 10.1 to your Form 8-K on February 13, 2017 (the "EPA"), you also issued a Convertible Promissory Note to Black Forest Capital in the principal amount of $32,500 (the "February 8 Note"). Additionally, as disclosed in your Form 8-K on March 28, 2017, you issued an additional Convertible Promissory Note to Black Forest Capital for the principal amount of $87,500 (the "March 23 Note") and also entered into a related Securities Purchase Agreement. Based on the balance sheet information included in the Form S-1, it appears that you do not have the present ability to repay these notes without recourse to the funds you expect to receive in connection with new issuances of stock pursuant to the EPA. We observe that the Notes provide for the potential issuance of shares of common stock in connection with the note repayments. Furthermore, it appears that you will use the equity line to repay the

company's indebtedness to Black Forest Capital. In these circumstances, it is the staff's view that the proposed equity line transaction would not be permissible as an indirect primary offering. As described in the Notes, the investor would have the ability to determine the timing and pricing of common stock issuable upon conversion. For general guidance regarding equity line issues, you may refer to Compliance and Disclosure Interpretations: Securities Act Sections, Questions 139.12 – 139.24, available at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Please withdraw your registration statement, or in the alternative, if you enter into a different or amended equity purchase agreement, or an amended note, which has different attributes, you may amend your registration statement and file any amended agreements at that time.

Cover Page

2.   Please revise to disclose the maximum number of shares of your common stock that Black Forest Capital may acquire pursuant to the equity line agreement based on the current market price of your shares of common stock and ignoring any caps on the number of shares that Black Forest Capital may own at any time. In this regard, we note that you are registering 2,838,000 million shares of common stock under the agreement. We also note, however, that the equity line financing is for $5 million and that your common stock was valued at $0.158 per share as of April 7, 2017. In connection with this response, please provide us with your computations with respect to how you calculated this share amount. Revise your filing to disclose also the percentage of outstanding securities of the company the shares represent (without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities).

When revising your filing, please update your share price to reflect your closing price on the OTCQB as of the latest practicable date.

Determination of Offering Price, page 12

Equity Purchase Agreement, page 12

3.   Sections 6.3 and 7.2(c) of the Equity Purchase Agreement suggest that Black Forest Capital is not irrevocably bound to purchase your securities and, accordingly, the transaction with Black Forest Capital may not be "complete." In particular, Section 6.3 of the EPA required you to covenant not to take certain actions without the written consent of Black Forest Capital; including entering into any other "equity line of credit agreement with any other party or issue any promissory note convertible into common stock to any other party." Please explain whether Black Forest Capital retains discretion regarding whether to accept a put or waive a condition precedent to the company's ability to issue a put notice. Please refer to Compliance and Disclosure Interpretations: Securities Act Sections, Question 139.15.

4.   Please disclose the full discounted price at which Black Forest Capital will receive the shares. Your disclosure should clearly explain any fees or commission you paid to enter into the equity purchase agreement, whether in cash or securities, and any fees or commissions payable at the time of any put. We note your disclosure on page 34 that you have a convertible note with a principal amount of $32,500 owed to Black Forest issued in connection with the EPA.

Risk Factors, page 3

5.   Please include a risk factor to disclose the impact that the issuance of the common stock underlying your February 8 Note and March 23 Note could have on the market price of your stock.

Relationship Between the Issuer and the Selling Security Holder, page 32

6.   We note the additional $87,500 convertible promissory note and the related securities purchase agreement with which you entered with Black Forest Capital on March 23, 2017. Please revise your filing to disclose this transaction.

Warrants or Convertible Securities, page 34

7.   Please revise your filing to disclose all the Convertible Notes you executed in March 2017 as disclosed in your Form 8-K filed on March 28, 2017.

        Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any questions.

                                                Sincerely,

                                                /s/ Loan Lauren P. Nguyen

                                                Loan Lauren P. Nguyen
                                                Legal Branch Chief
                                                Office of Natural Resources

cc: Frank J. Hariton, Esq.